Exhibit 99.1

JOYY Reports Second Quarter 2024 Unaudited Financial Results

Singapore, August 28, 2024 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”), a global technology company, today announced its unaudited financial results for the second quarter of 2024.

Second Quarter 2024 Financial Highlights1

•         Net revenues were US$565.1 million, compared to US$547.3 million in the corresponding period of 2023.

•         Net income attributable to controlling interest of JOYY2 was US$52.1 million, compared to US$155.1 million in the corresponding period of 2023.

•         Non-GAAP net income attributable to controlling interest and common shareholders of JOYY3 was US$74.0 million, compared to US$97.3 million in the corresponding period of 2023.

Second Quarter 2024 Operational Highlights

•         Average mobile MAUs of Bigo Live was 37.7 million, compared to 38.5 million in the corresponding period of 2023.

•         Average mobile MAUs of Likee was 35.6 million, compared to 43.2 million in the corresponding period of 2023, primarily due to disciplined spending on user acquisition via advertisement.

•         Average mobile MAUs of Hago was 4.4 million, compared to 5.5 million in the corresponding period of 2023, primarily due to disciplined spending on user acquisition via advertisement.

•         Global average mobile MAUs4 was 275.2 million, compared to 275.6 million in the corresponding period of 2023.

•         Total number of paying users of BIGO (including Bigo Live, Likee and imo)5 was 1.66 million, compared to 1.53 million in the corresponding period of 2023.

•         Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)6 was US$233.5, compared to US$248.0 in the corresponding period of 2023.

Ms. Ting Li, Chairperson and Chief Executive Officer of JOYY, commented, “In the second quarter, we continued to build on our growth momentum, delivering solid results. BIGO revenue reached US$507.2 million, a 7.7% year-over-year increase, marking the fourth consecutive quarter of recovery. By persistently expanding and diversifying our revenue streams, BIGO's advertising business maintained rapid growth, emerging as a key driver behind our topline recovery. Our focus on operational refinement across all areas and cost optimization has led to improved efficiency, driving a quarter-over-quarter increase in both GAAP and non-GAAP net profits. Furthermore, we continued to implement our share repurchase program, buying back an additional US$71.4 million worth of our shares during the quarter, demonstrating our commitment to delivering value to our shareholders.”

“Globalization through localization remains a strategic priority, and we believe there is still ample room for expansion. Looking ahead, we will continue to innovate product features, enhance user experience, and drive operating efficiency to generate sustainable and profitable growth for our global business.”

Second Quarter 2024 Financial Results

NET REVENUES

Net revenues were US$565.1 million in the second quarter of 2024, compared to US$547.3 million in the corresponding period of 2023.

Live streaming revenues were US$459.7 million in the second quarter of 2024, compared to US$477.0 million in the corresponding period of 2023.

Other revenues increased by 49.8% to US$105.4 million in the second quarter of 2024 from US$70.4 million in the corresponding period of 2023, primarily due to the substantial growth of our advertisement revenues as we strategically expanded and diversified the revenue streams of BIGO.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 4.8% to US$366.2 million in the second quarter of 2024 from US$349.6 million in the corresponding period of 2023. Revenue-sharing fees and content costs increased to US$263.9 million in the second quarter of 2024 from US$222.6 million in the corresponding period of 2023, mainly driven by increased traffic acquisition costs paid to third-party partners in relation to our advertising business.

Gross profit was US$198.9 million in the second quarter of 2024, compared to US$197.8 million in the corresponding period of 2023. Gross margin was 35.2% in the second quarter of 2024, compared to 36.1% in the corresponding period of 2023.

OPERATING EXPENSES AND INCOME

Operating expenses were US$198.7 million in the second quarter of 2024, compared to US$191.7 million in the corresponding period of 2023. Among the operating expenses, research and development expenses decreased to US$69.9 million in the second quarter of 2024 from US$75.5 million in the corresponding period of 2023, primarily due to decreases in salaries and welfare of US$2.6 million and share-based compensation expenses of US$2.2 million. General and administrative expenses increased to US$40.7 million for the second quarter of 2024 from US$29.0 million in the corresponding period of 2023, primarily due to an impairment loss arising from equity investments.

Operating income was US$2.3 million in the second quarter of 2024, compared to US$9.4 million in the corresponding period of 2023. Operating income margin was 0.4% in the second quarter of 2024, compared to 1.7% in the corresponding period of 2023.

Non-GAAP operating income7 was US$30.0 million in the second quarter of 2024, compared to US$34.4 million in the corresponding period of 2023. Non-GAAP operating income margin8 was 5.3% in the second quarter of 2024, compared to 6.3% in the corresponding period of 2023.

NET INCOME

Net income attributable to controlling interest of JOYY was US$52.1 million in the second quarter of 2024, compared to US$155.1 million in the corresponding period of 2023. Net income margin was 9.2% in the second quarter of 2024, compared to 28.3% in the corresponding period of 2023. Our net income margin was higher in the previous year primarily due to realized gains from the disposal of certain equity investments of US$77.7 million and foreign currency exchange gains of US$20.3 million.

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY was US$74.0 million in the second quarter of 2024, compared to US$97.3 million in the corresponding period of 2023. Non-GAAP net income margin9 was 13.1% in the second quarter of 2024, compared to non-GAAP net income margin of 17.8% in the corresponding period of 2023.

NET INCOME PER ADS

Diluted net income per ADS10 was US$0.83 in the second quarter of 2024, compared to US$2.02 in the corresponding period of 2023.

Non-GAAP diluted net income per ADS11 was US$1.17 in the second quarter of 2024, compared to US$1.29 in the corresponding period of 2023.

BALANCE SHEET AND CASH FLOWS

As of June 30, 2024, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$3,256.8 million. For the second quarter of 2024, net cash from operating activities was US$71.1 million.

SHARES OUTSTANDING

As of June 30, 2024, the Company had a total of 1,142.2 million common shares outstanding, representing the equivalent of 57.1 million ADSs assuming the conversion of all common shares into ADSs.

Business Outlook

For the third quarter of 2024, the Company expects net revenues to be between US$555 million and US$569 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions and business strategies, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Share Repurchase Program

During the quarter ended June 30, 2024, the Company repurchased US$71.4 million of its ADSs on the open market under its current US$530 million share repurchase program, which is originally scheduled to expire by the end of November 2024. The board of directors of the Company has authorized to extend the existing share repurchase program of the Company for another 12-month period upon its original expiry date under which the Company may repurchase up to US$400 million of its shares until the end of November 2025.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Tuesday, August 27, 2024 (9:00 AM Singapore/Hong Kong Time on Wednesday, August 28, 2024). Details for the conference call are as follows:

Event Title: JOYY Inc. Second Quarter 2024 Earnings Conference Call

Conference ID: #10041392

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10041392-jgh7y6.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through September 4, 2024, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10041392

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, an instant messaging product, and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; the developments in the sale of YY Live; fluctuations in global economic and business conditions; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) attributable to controlling interest of JOYY, non-GAAP net income (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, all of which are non-GAAP financial measures adjusted from the most comparable U.S. GAAP results. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) is net income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP net income (loss) attributable to controlling interest of JOYY is net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) attributable to common shareholders of JOYY is net income (loss) attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, gain on repurchase of redeemable convertible preferred shares of a subsidiary and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) attributable to non-controlling interest shareholders. After the non-GAAP adjustment, non-GAAP net income (loss) attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) per ADS is non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and gain on repurchase of redeemable convertible preferred shares of a subsidiary which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1 On November 16, 2020, the Company entered into definitive agreements with affiliates of Baidu, Inc. (“Baidu”), subsequently amended on February 7, 2021. Pursuant to the agreements, Baidu would acquire JOYY’s video-based entertainment live streaming business in mainland China, which the Company refers to as YY Live, including the YY mobile app, the YY.com website and the YY PC app, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed as of February 8, 2021, with certain matters remaining to be completed, including necessary regulatory approvals from government authorities. As a result, YY Live’s historical results were presented in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live’s business since February 8, 2021. On January 1, 2024, the Company received a written notice from an affiliate of Baidu, purporting to terminate the share purchase agreement. Baidu asserted in the written notice that it has and exercised the right to terminate the referenced share purchase agreement and effectively cancel the transaction. The Company is in discussion with Baidu on the next steps following the termination of the share purchase agreement. The Company is also seeking legal advice and will consider all options at its disposal in response to Baidu’s written notice and expressly reserve all rights. From January 1, 2024 to the date of this press release, the Company has not obtained control of YY Live and has not consolidated YY Live. To the date of this press release, the latest development of the transaction has not affected the Company’s operating activities or financial results.

The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. For the avoidance of confusion, the continuing operations for the three months ended June 30, 2023, March 31, 2024 and June 30, 2024 and for the six months ended June 30, 2023 and June 30, 2024, as presented in this press release, primarily consisted of BIGO segment (primarily including Bigo Live, Likee and imo) and the All other segment, excluding YY Live.

2 Net income (loss) attributable to controlling interest of JOYY is net income (loss) less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3 Non-GAAP net income (loss) attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$22.0 million and US$57.8 million in the second quarter of 2024 and 2023, respectively. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

4 Refers to average mobile monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5 The number of paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on Bigo Live, Likee or imo at least once during the relevant period.

6 Average revenue per user is calculated by dividing our total revenues from live streaming on Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

7 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain (loss) on disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

8 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

9 Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues.

10 ADS refers to American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11 Non-GAAP diluted net income (loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	June 30,
	2023	2024
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,063,956	607,091
Restricted cash and cash equivalents	319,250	385,813
Short-term deposits	1,970,346	2,021,784
Restricted short-term deposits	57,243	54,173
Short-term investments	274,846	187,906
Accounts receivable, net	130,700	115,962
Amounts due from related parties	810	373
Prepayments and other current assets(1)	255,489	251,546

Total current assets	4,072,640	3,624,648

Non-current assets
Long-term deposits	130,000	185,000
Investments	544,542	552,360
Property and equipment, net	390,681	427,097
Land use rights, net	316,070	309,924
Intangible assets, net	333,715	304,430
Right-of-use assets, net	30,173	25,328
Goodwill	2,649,281	2,649,271
Other non-current assets	16,763	21,784

Total non-current assets	4,411,225	4,475,194

Total assets	8,483,865	8,099,842

Liabilities, mezzanine equity and shareholders’ equity
Short-term loan	52,119	77,609
Accounts payable	66,755	72,959
Deferred revenue	73,673	77,945
Advances from customers	6,047	4,970
Income taxes payable	86,100	81,669
Accrued liabilities and other current liabilities(1)	2,381,189	2,364,420
Amounts due to related parties	2,533	2,724
Lease liabilities due within one year	12,388	11,520
Convertible bonds	405,603	-

Total current liabilities	3,086,407	2,693,816

Non-current liabilities
Convertible bonds	-	593
Lease liabilities	18,422	14,510
Deferred revenue	12,932	13,397
Deferred tax liabilities	53,955	49,095

Total non-current liabilities	85,309	77,595

Total liabilities	3,171,716	2,771,411

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	June 30,
	2023	2024
	US$	US$
Mezzanine equity	22,133	22,933

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 890,843,639 shares outstanding as of December 31, 2023; 1,317,840,464 shares issued and 815,693,731 shares outstanding as of June 30, 2024, respectively)	9	8
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	3	3
Treasury shares (US$0.00001 par value; 426,996,825 and 502,146,733 shares held as of December 31, 2023 and June 30, 2024, respectively)	(913,939)	(1,039,866)
Additional paid-in capital	3,282,754	3,336,280
Statutory reserves	37,709	37,686
Retained earnings	2,947,160	3,043,841
Accumulated other comprehensive loss	(197,010)	(205,757)

Total JOYY Inc.’s shareholders’ equity	5,156,686	5,172,195

Non-controlling interests	133,330	133,303

Total shareholders’ equity	5,290,016	5,305,498

Total liabilities, mezzanine equity and shareholders’ equity	8,483,865	8,099,842

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The consideration received by the Company to date remains within cash and cash equivalents, restricted cash and cash equivalents, and short-term deposits. Correspondingly, the advanced payments received has been recorded as accrued liabilities and other current liabilities.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	476,981	466,391	459,730	997,374	926,121
Others	70,353	98,169	105,398	133,588	203,567

Total net revenues	547,334	564,560	565,128	1,130,962	1,129,688

Cost of revenues(2)	(349,566)	(369,197)	(366,189)	(728,568)	(735,386)

Gross profit	197,768	195,363	198,939	402,394	394,302

Operating expenses(2)
Research and development expenses	(75,540)	(69,039)	(69,856)	(151,315)	(138,895)
Sales and marketing expenses	(87,205)	(94,638)	(88,132)	(184,804)	(182,770)
General and administrative expenses	(28,966)	(31,743)	(40,686)	(60,935)	(72,429)

Total operating expenses	(191,711)	(195,420)	(198,674)	(397,054)	(394,094)

Gain on disposal of subsidiary	-	-	1,643	-	1,643
Other income	3,382	3,600	361	6,630	3,961

Operating income	9,439	3,543	2,269	11,970	5,812

Interest expenses	(3,057)	(2,136)	(1,864)	(6,166)	(4,000)
Interest income and investment income	46,602	48,927	46,702	90,737	95,629
Foreign currency exchange gains, net	20,316	768	1,125	10,395	1,893
Gain on disposal and deemed disposal of investments	77,737	-	-	77,524	-
(Loss) gain on fair value change of investments	(2,235)	985	(619)	(950)	366

Income before income tax expenses	148,802	52,087	47,613	183,510	99,700

Income tax expenses	(5,382)	(4,537)	(2,628)	(13,540)	(7,165)

Income before share of income (loss) in equity method investments, net of income taxes	143,420	47,550	44,985	169,970	92,535

Share of income (loss) in equity method investments, net of income taxes	3,885	(7,395)	2,805	(2,721)	(4,590)

Net income	147,305	40,155	47,790	167,249	87,945

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	7,798	5,131	4,276	15,840	9,407

Net income attributable to controlling interest of JOYY Inc.	155,103	45,286	52,066	183,089	97,352

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,566)	(347)	(347)	(3,132)	(694)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	-	-	(2,000)	-

Net income attributable to common shareholders of JOYY Inc.	152,537	44,939	51,719	177,957	96,658

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Net income per ADS
——Basic	2.27	0.73	0.87	2.58	1.59
——Diluted	2.02	0.69	0.83	2.33	1.52

Weighted average number of ADS used in calculating net income per ADS
——Basic	67,273,951	61,783,347	59,537,049	68,854,013	60,660,104
——Diluted	76,872,137	67,152,622	64,101,951	78,845,472	65,625,455

(1)    Revenues by geographical areas were as follows:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Developed countries and regions	231,932	291,036	306,099	449,783	597,135
Middle East	111,172	87,458	75,530	229,958	162,988
Mainland China	81,595	59,801	62,604	204,414	122,405
Southeast Asia and others	122,635	126,265	120,895	246,807	247,160

Note: Developed countries and region mainly included the United States of America, Great Britain, Japan, South Korea and Australia. Middle East mainly included Saudi Arabia and other countries located in the region. Southeast Asia and others mainly included Indonesia, Vietnam and rest of the world.

(2)    Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Cost of revenues	1,025	663	778	2,261	1,441
Research and development expenses	5,526	3,392	3,282	11,287	6,674
Sales and marketing expenses	320	131	108	554	239
General and administrative expenses	2,227	1,942	2,183	4,335	4,125

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Operating income	9,439	3,543	2,269	11,970	5,812
Share-based compensation expenses	9,098	6,128	6,351	18,437	12,479
Amortization of intangible assets from business acquisitions	15,890	15,132	13,590	31,780	28,722
Impairment of investments	-	-	9,386	-	9,386
Gain on disposal of subsidiary	-	-	(1,643)	-	(1,643)

Non-GAAP operating income	34,427	24,803	29,953	62,187	54,756

Net income	147,305	40,155	47,790	167,249	87,945
Share-based compensation expenses	9,098	6,128	6,351	18,437	12,479
Amortization of intangible assets from business acquisitions	15,890	15,132	13,590	31,780	28,722
Impairment of investments	-	-	9,386	-	9,386
Gain on disposal of subsidiary	-	-	(1,643)	-	(1,643)
Gain on disposal and deemed disposal of investments	(77,737)	-	-	(77,524)	-
Loss (gain) on fair value change of investments	2,235	(985)	619	950	(366)
Interest expenses related to the convertible bonds’ amortization to face value	528	237	198	1,106	435
Income tax effects on non-GAAP adjustments	(3,128)	(2,222)	(1,883)	(5,439)	(4,105)
Reconciling items on the share of equity method investments	(3,572)	4,434	(3,700)	(2,848)	734

Non-GAAP net income	90,619	62,879	70,708	133,711	133,587

Net income attributable to common shareholders of JOYY Inc.	152,537	44,939	51,719	177,957	96,658
Share-based compensation expenses	9,098	6,128	6,351	18,437	12,479
Amortization of intangible assets from business acquisitions	15,890	15,132	13,590	31,780	28,722
Impairment of investments	-	-	9,386	-	9,386
Gain on disposal of subsidiary	-	-	(1,643)	-	(1,643)
Gain on disposal and deemed disposal of investments	(77,737)	-	-	(77,524)	-
Loss (gain) on fair value change of investments	2,235	(985)	619	950	(366)
Interest expenses related to the convertible bonds’ amortization to face value	528	237	198	1,106	435
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	2,566	347	347	5,132	694
Income tax effects on non-GAAP adjustments	(3,128)	(2,222)	(1,883)	(5,439)	(4,105)
Reconciling items on the share of equity method investments	(3,572)	4,434	(3,700)	(2,848)	734
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(1,115)	(806)	(949)	(2,382)	(1,755)

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY Inc.	97,302	67,204	74,035	147,169	141,239

Non-GAAP net income per ADS
——Basic	1.45	1.09	1.24	2.14	2.33
——Diluted	1.29	1.02	1.17	1.92	2.19

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
——Basic	67,273,951	61,783,347	59,537,049	68,854,013	60,660,104
——Diluted	76,872,137	67,152,622	64,101,951	78,845,472	65,625,455

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2024
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	439,394	20,336	-	459,730
Others	67,760	38,024	(386)	105,398

Total net revenues	507,154	58,360	(386)	565,128

Cost of revenues(2)	(327,735)	(38,530)	76	(366,189)

Gross profit	179,419	19,830	(310)	198,939

Operating expenses(2)
Research and development expenses	(42,715)	(27,370)	229	(69,856)
Sales and marketing expenses	(66,720)	(21,435)	23	(88,132)
General and administrative expenses	(12,180)	(28,564)	58	(40,686)

Total operating expenses	(121,615)	(77,369)	310	(198,674)

Gain on disposal of subsidiary	-	1,643	-	1,643
Other income	177	184	-	361

Operating income (loss)	57,981	(55,712)	-	2,269

Interest expenses	(1,475)	(1,400)	1,011	(1,864)
Interest income and investment income	15,256	32,457	(1,011)	46,702
Foreign currency exchange gains, net	1,005	120	-	1,125
(Loss) gain on fair value change of investments	(2,610)	1,991	-	(619)

Income (loss) before income tax (expenses) benefits	70,157	(22,544)	-	47,613

Income tax (expenses) benefits	(5,575)	2,947	-	(2,628)

Income (loss) before share of income in equity method investments, net of income taxes	64,582	(19,597)	-	44,985

Share of income in equity method investments, net of income taxes	-	2,805	-	2,805

Net income (loss)	64,582	(16,792)	-	47,790

(1) The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2024
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	446	332	778
Research and development expenses	1,543	1,739	3,282
Sales and marketing expenses	45	63	108
General and administrative expenses	408	1,775	2,183

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2024
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	57,981	(55,712)	2,269
Share-based compensation expenses	2,442	3,909	6,351
Amortization of intangible assets from business acquisitions	8,950	4,640	13,590
Impairment of investments	-	9,386	9,386
Gain on disposal of subsidiary	-	(1,643)	(1,643)

Non-GAAP operating income (loss)	69,373	(39,420)	29,953

Net income (loss)	64,582	(16,792)	47,790
Share-based compensation expenses	2,442	3,909	6,351
Amortization of intangible assets from business acquisitions	8,950	4,640	13,590
Impairment of investments	-	9,386	9,386
Gain on disposal of subsidiary	-	(1,643)	(1,643)
Loss (gain) on fair value change of investments	2,610	(1,991)	619
Interest expenses related to the convertible bonds’ amortization to face value	-	198	198
Income tax effects on non-GAAP adjustments	(778)	(1,105)	(1,883)
Reconciling items on the share of equity method investments	-	(3,700)	(3,700)

Non-GAAP net income (loss)	77,806	(7,098)	70,708

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2024
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	442,154	24,237	-	466,391
Others	63,049	35,518	(398)	98,169

Total net revenues	505,203	59,755	(398)	564,560

Cost of revenues(2)	(328,583)	(40,692)	78	(369,197)

Gross profit	176,620	19,063	(320)	195,363

Operating expenses(2)
Research and development expenses	(41,022)	(28,258)	241	(69,039)
Sales and marketing expenses	(74,430)	(20,232)	24	(94,638)
General and administrative expenses	(14,075)	(17,723)	55	(31,743)

Total operating expenses	(129,527)	(66,213)	320	(195,420)

Other income	3,296	304	-	3,600

Operating income (loss)	50,389	(46,846)	-	3,543

Interest expenses	(1,765)	(1,681)	1,310	(2,136)
Interest income and investment income	15,441	34,796	(1,310)	48,927
Foreign currency exchange gains, net	379	389	-	768
Gain (loss) on fair value change of investments	1,267	(282)	-	985

Income (loss) before income tax (expenses) benefits	65,711	(13,624)	-	52,087

Income tax (expenses) benefits	(4,662)	125	-	(4,537)

Income (loss) before share of loss in equity method investments, net of income taxes	61,049	(13,499)	-	47,550

Share of loss in equity method investments, net of income taxes	-	(7,395)	-	(7,395)

Net income (loss)	61,049	(20,894)	-	40,155

(1) The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2024
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	391	272	663
Research and development expenses	1,641	1,751	3,392
Sales and marketing expenses	47	84	131
General and administrative expenses	96	1,846	1,942

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2024
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	50,389	(46,846)	3,543
Share-based compensation expenses	2,175	3,953	6,128
Amortization of intangible assets from business acquisitions	10,467	4,665	15,132

Non-GAAP operating income (loss)	63,031	(38,228)	24,803

Net income (loss)	61,049	(20,894)	40,155
Share-based compensation expenses	2,175	3,953	6,128
Amortization of intangible assets from business acquisitions	10,467	4,665	15,132
(Gain) loss on fair value change of investments	(1,267)	282	(985)
Interest expenses related to the convertible bonds’ amortization to face value	-	237	237
Income tax effects on non-GAAP adjustments	(1,203)	(1,019)	(2,222)
Reconciling items on the share of equity method investments	-	4,434	4,434

Non-GAAP net income (loss)	71,221	(8,342)	62,879

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2023
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	445,169	31,812	-	476,981
Others	25,885	44,860	(392)	70,353

Total net revenues	471,054	76,672	(392)	547,334

Cost of revenues(2)	(287,587)	(62,069)	90	(349,566)

Gross profit	183,467	14,603	(302)	197,768

Operating expenses(2)
Research and development expenses	(41,727)	(34,042)	229	(75,540)
Sales and marketing expenses	(70,652)	(16,574)	21	(87,205)
General and administrative expenses	(12,587)	(16,431)	52	(28,966)

Total operating expenses	(124,966)	(67,047)	302	(191,711)

Other income	1,914	1,468	-	3,382

Operating income (loss)	60,415	(50,976)	-	9,439

Interest expenses	(1,727)	(2,643)	1,313	(3,057)
Interest income and investment income	9,882	38,033	(1,313)	46,602
Foreign currency exchange gains (losses), net	22,031	(1,715)	-	20,316
Gain on disposal and deemed disposal of investments	-	77,737	-	77,737
(Loss) gain on fair value change of investments	(2,460)	225	-	(2,235)

Income before income tax expenses	88,141	60,661	-	148,802

Income tax expenses	(4,478)	(904)	-	(5,382)

Income before share of income in equity method investments, net of income taxes	83,663	59,757	-	143,420

Share of income in equity method investments, net of income taxes	-	3,885	-	3,885

Net income	83,663	63,642	-	147,305

(1) The elimination mainly consists of revenues and expenses generated from services among BIGO and All other segments, and interest income and interest expenses generated from the loan between BIGO and All other segments.

(2) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2023
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	410	615	1,025
Research and development expenses	2,532	2,994	5,526
Sales and marketing expenses	170	150	320
General and administrative expenses	700	1,527	2,227

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2023
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	60,415	(50,976)	9,439
Share-based compensation expenses	3,812	5,286	9,098
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890

Non-GAAP operating income (loss)	75,452	(41,025)	34,427

Net income	83,663	63,642	147,305
Share-based compensation expenses	3,812	5,286	9,098
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Gain on disposal and deemed disposal of investments	-	(77,737)	(77,737)
Loss (gain) on fair value change of investments	2,460	(225)	2,235
Interest expenses related to the convertible bonds’ amortization to face value	-	528	528
Income tax effects on non-GAAP adjustments	(1,415)	(1,713)	(3,128)
Reconciling items on the share of equity method investments	-	(3,572)	(3,572)

Non-GAAP net income (loss)	99,745	(9,126)	90,619